June 10, 2011

W. Thomas Conner, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Exchange Traded Spreads Trust
        File Nos. 333-174134 and 811-22177

Dear Mr. Conner:

We have reviewed the registration statement on Form N-1A filed for the Exchange Traded Spreads Trust ("Trust") on May 11, 2011. The registration statement for the Trust has one series, ETS Offshore RMB Bond Fund (the "Fund"). Based on our review of the registration statement, we have the following comments.

Prospectus

Please advise the staff whether the Trust has filed, or expects to file an application for exemptive relief, in addition to that previously granted with respect to the registration statement.

Investment Objective (p. 3)

What is the meaning of the term "corresponds generally to" as used in this disclosure? Please identify the underlying index.

Please delete the second sentence of this paragraph; you may insert it in Item 9 of the registration statement.

Fees and Expenses of the Fund (p. 3)

Disclosure in the SAI indicates that investors that elect to substitute cash in lieu of one or more Deposit Securities in the redemption basket are subject to an additional charge determined at the discretion of the Fund. Item 3 of Form N-1A requires that all "Shareholder Fees" be listed and the amounts specified in a fund's fee table. If the Fund will issue or redeem shares in creation units of less than 25,000 shares, please revise the "Shareholder Fees" section of the fee table to list and specify the amount of this additional fee. See Item 3 of Form N-1A. Also, please move the referenced disclosure from the SAI to this section of the Prospectus.

Please delete footnote one to the fee table, as the disclosure is neither required nor permitted by Form N-1A. *See* General Instruction C. 3. (b) to Form N-1A.

Principal Investment Strategies (p. 4)

Please clarify whether the Fund will have high portfolio turnover, *e.g.*, greater than 100%, and disclose all risks associated with high portfolio turnover.

Please clarify the meaning of the term "seeks to measure" as used in this disclosure. To what countries or areas does the term "outside the Mainland of China" refer? Please identify the index referenced in the disclosure, and describe the component securities (*e.g.*, debt, equity) and the issuers of the securities. What are the credit quality, maturity and duration characteristics of the index?

Hong Kong is part of China: why do you call the Fund an "offshore" fund?

How is "total assets exclusive of collateral held from securities lending" an appropriate measurement of the Fund's investments in light of the requirements of Rule 35d-1 under the Investment Company Act of 1940, in which "total assets" and "net assets plus borrowings" are used to measure compliance? Also, please clarify that the Fund must provide at least 60 days advance notice to shareholders of any change to its 80% policy.

Please ensure that all strategies designated as "principal" in Item 9 disclosure are summarized in this section; attendant risks of these strategies should be included in the summary of principal risks.

Will the Underlying Index consist entirely of RMB-denominated "offshore" securities? If it will not, how will the Fund comply with the requirements of Rule 35d-1?

Since the Fund uses a "sampling methodology" to achieve its objective, please disclose in general terms how the Fund's adviser decides which securities to buy and sell. Also, please describe the "sampling methodology" to be employed.

Principal Investment Risks (p. 4)

Please change the second sentence of the first paragraph of this section to read "The following summarizes the risks of investing in the Fund."

China Investment Risk

What views, if any, has the Chinese government expressed about the types of securities in which the Fund will invest? Has the Chinese government expressed negative opinions, threatened sanctions, or taken any punitive measures?

Currency Risk

Please explain in summary terms why lack of convertibility of the RMB and potential governmental manipulation of the currency constitute risks.

Please delete the penultimate sentence of this paragraph, as an increase in the dollar value of investments in the Fund is not a risk.

Foreign Issuers Risk

Disclosure in this section indicates that investments in foreign issuers have different risks than investments in U.S. issuers, but does not describe the risks. Please summarize here the risks of investing in securities of foreign issuers.

High Yield Securities

Please disclose that high yield securities have a heightened risk of default.

Non-Diversified Fund Risk

Please revise this disclosure to read as follows: "Because the Fund is non-diversified and can invest a greater proportion of assets in securities of individual issuers, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund."

Please delete the last sentence of this section, which directs the reader elsewhere in the prospectus for a more detailed description of the risks of investing in the Fund, as it is neither required nor permitted by Form N-1A.

Fund Performance (p. 6)

Please include disclosure to the effect that the information illustrates the variability of Fund returns and provides some indication of the risks of investing in the Fund by showing changes in performance. *See* Item 4 (b) (2) (i) of Form N-1A.

Management of the Fund (p. 6)

Please identify the Fund's sub-adviser and portfolio managers as required by Item 5 of Form N-1A. Please revise the heading of the second column to reference the portfolio managers' titles with the *sub*-adviser.

Purchase and Sale of Fund Shares (p. 6)

The Fund does not indicate the minimum number of shares required for a creation unit. Please supply the number and ensure the disclosure meets the requirements of Item 6 and, if applicable, Item 11 (g) of Form N-1A.

Additional Information about the Fund's Strategies and Risks (p. 7)

Principal Investment Strategies

      Disclosure in this section indicates the Fund will invest in derivatives as part of its principal investment strategy. Accordingly, please summarize the Fund's derivative investment strategy in Item 4 of the Summary Prospectus. Please provide specific disclosure of the types of derivatives the Fund will use, the purpose(s) for which they will be used, and the extent to which they will be used. Also provide matching risk disclosure. *See* letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

      Please summarize the contents of the second and third paragraphs of this section in Item 4 of the Prospectus. How often will the underlying index be rebalanced?

      Disclosure indicates the securities in the index are not required to have a credit rating. Were the securities to be rated, what would be the minimum rating?

Principal Risks of Investing in the Funds (sic)

      Please include complete disclosure of the risks of investing in high yield securities, also known as "junk."

      Please disclose the risks attendant with the Fund's use of derivatives.

China Investment Risk

      Please include this disclosure in Item 4 of the Prospectus.

Non-Principal Risk Considerations

      As derivative investments are identified elsewhere as a principal investment strategy, please move the derivatives risk disclosure to the principal risks section of the prospectus. Please include disclosure of counterparty default risk. Please summarize this disclosure in the summary prospectus.

Leverage

      The disclosure in this section references a section titled "Non-Principal Investment Strategies", yet the filing contains no such disclosure. Please correct the discrepancy. Please disclose the Fund's leverage strategies and provide complete disclosure of the risks of leveraging, or delete this section. The current disclosure is insufficient.

Management Fees (p. 10)

Please delete the second sentence of the first paragraph of this section.

Determination of Net Asset Value (p. 12)

This section contains disclosure regarding valuation of equity securities. Will the Fund invest in equity securities? If so, please provide appropriate disclosure.

Statement of Additional Information

Investment Restrictions (p. 9)

The penultimate paragraph of this section states that ". . . if a percentage limitation is adhered to at the time of investment, a subsequent increase or decrease in a percentage resulting from a change in the values of assets will not constitute a violation of that restriction." Please clarify in this paragraph that if the Fund's asset coverage falls below 300% at any time, it must reduce borrowing to the extent necessary to maintain 300% asset coverage within three days thereafter (not including Sundays and holidays). *See* Section 18(f) (1) of the Investment Company Act of 1940.

Please provide narrative disclosure of the extent the restricted practices are permitted by law.

Management (p. 11)

Trustees and Officers

Please clarify that the tabular disclosure includes other directorships held by directors *during the past five years*.

Qualifications and Experience of Trustees and Nominees

Please provide separate disclosure of the qualifications and experience of each individual.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano